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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM N-17f-2

              Certificate Of Accounting Of Securities and Similar
                          Investments in the Custody of
    	                 Management Investment Companies


	            Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


Investment Company Act file number:
		811-04041
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Date examination completed:
		December 04, 2006
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State Identification number:
		CT
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Exact name of investment company as
specified in registration statement:

		GE INVESTMENTS FUNDS, INC.
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Address of principal executive office
(number, street, city, state, zip code):

		3001, SUMMER STREET,STAMFORD, CONNECTICUT, 06905
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Registrant's telephone number, including area code: 800-242-0134
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Independent Accountants' Report

To the Board of Trustees
GE Investments Funds:

We have examined management's assertion,included in the accompanying Management Statement regarding Complance with certain provisions of the Investment Company act of 1940, That GE Investments S&P 500 index fund
(the Fund) COmplied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of September 30, 2006. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2006 , and with respect to agreement of security purchases and sales, for the period from July 31, 2006 through September 30, 2006:


1)	Confirmation of all securities held by institutions in book entry form


2)	Confirmation of all securities hypothecated, pledged or placed in escrow,
	or out for transfer with brokers, pledgees, or transfer agents

3)	Reconciliation of all such securities to the books and records of the
	Funds and the Custodian

4)	Agreement of two (2) security purchases and two (2) security sales or
	maturities for each fund since commencement of operations from the books and records of the Funds to trade tickets


We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with the specified requirements.

In our opinion, management's assertion that the GE Investments S&P 500 Index Fund,complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2006, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the GE Investments S&P 500 Index Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ KPMG LLP

Boston,Massachusetts
December 4, 2006




[GE LOGO]

GE Asset Management Incorporated
3001 Summer Street, P.O. Box 7900
Stamford, CT, 06904-7900
(203) 326-4080
(203) 708-3100

Management Assertion Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940


We, as members of management of one of the portfolios of GE Investments Funds, Inc., the S&P 500 Index Fund (the Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with Rule 17f-2 requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2006 , and from July 31, 2006 to September 30, 2006.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2006 , and from July 31, 2006 to September 30, 2006 , with respect to securities reflected in the investment account of the Fund.


GE Investments Funds, Inc. (S&P 500 Index Fund),





By:


/s/ Michael J. Cosgrove
Michael J. Cosgrove
President


/s/ Scott Rhodes
Scott Rhodes
Treasurer